SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2014
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Kenichiro Yoshida
(Signature)
Kenichiro Yoshida
Executive Vice President and
Chief Financial Officer

Date: April 16, 2014

List of materials

Documents attached hereto:

i) Press Release Announcing Sale of SQUARE ENIX HOLDINGS CO., LTD. shares held by Sony Computer Entertainment Inc.

April 16, 2014
Sony Corporation

Sale of SQUARE ENIX HOLDINGS CO., LTD. shares held by
Sony Computer Entertainment Inc.

Sony Corporation (“Sony”), today announced that Sony Computer Entertainment Inc. (“SCEI”), a wholly-owned subsidiary of Sony, has entered into an agreement to sell all of the shares (9,520,000 shares) of SQUARE ENIX HOLDINGS CO., LTD. owned by SCEI to SMBC Nikko Securities Inc.

As a result of the sale, Sony expects that a gain on the sale of approximately 4.8 billion yen would be recorded as other income in Sony's consolidated financial results, in the first quarter of the fiscal year ending March 31, 2015.
Sony expects to disclose the sale price of the shares tomorrow morning, April 17, 2014 (JST) and to disclose its forecast of the consolidated financial results for the fiscal year ending March 31, 2015 in the earnings release for Sony’s consolidated financial results of the fiscal year ended March 31, 2014, which is scheduled to be announced on May 14, 2014.

This press release is not an offer of securities for sale in the United States.  The offer and sale of the shares have not been registered under the U.S. Securities Act, and the shares may not be offered or sold in the United States without registration or an applicable exemption from the registration requirements of the U.S. Securities Act.

End of document